RECEIVED
MAR 0 3 2015
SEC MAIL PROCESSING SECTION
WASH, D.C.
194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51370

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

318 W. Adams St., FL 9
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Risinger 312.432.5102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk and Abrams Ltd.
(Name – *if individual, state last, first, middle name*)

455 N. Cityfront Plaza Dr., Ste 1500, Chicago, IL 60611-5313
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

15049841

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

Oath or Affirmation

I, Colleen Risinger, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of TJM Investments, LLC and Subsidiary as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

Colleen Risinger
Signature

Fin Op
Title

Subscribed and sworn
to before me this
27 day of February 2015

Mary K Murphy
Notary Public My commission expires June 24, 2018.

OFFICIAL SEAL
MARY K MURPHY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES JUNE 24, 2018

This report contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition.
- ☑ (c) Statement of income (loss).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☑ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☑ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

TJM INVESTMENTS, LLC
AND SUBSIDIARY

YEAR ENDED DECEMBER 31, 2014

TJM INVESTMENTS, LLC AND SUBSIDIARY

YEAR ENDED DECEMBER 31, 2014

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1-2
Consolidated financial statements:	
Statement of financial condition	3
Statement of operations	4
Statement of changes in members' capital	5
Statement of cash flows	6
Notes to financial statements	7-11
Supplementary information:	
Computation of net capital under Rule 15c3-1	12
Computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934	13
Report of Independent Registered Public Accounting Firm	14
Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	15-16

Report of Independent Registered Public Accounting Firm

Member
TJM Investments, LLC and Subsidiary
Chicago, Illinois

We have audited the accompanying consolidated financial statements of TJM Investments, LLC and Subsidiary (an Illinois corporation) (the Company), which comprise the consolidated statement of financial condition as of December 31, 2014, and the related consolidated statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements and supplemental information. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of TJM Investments, LLC and Subsidiary as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, and the computation for determination of reserve requirements under Rule 15c3-3 (exemption) and information relating to possession and control requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2015

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2014	
ASSETS	
Current assets:	
Cash	$ 47,271
Due from broker	372,630
Due from employees	419,970
Due from other	68,937
Prepaid expenses	49,874
Receivable from broker-dealers and clearing organizations, net of allowance for doubtful accounts of $5,000	2,246,866
Deposits with clearing organizations and others	1,305,223
Security deposits	6,000
Total assets	$ 4,516,771
LIABILITIES AND MEMBERS' CAPITAL	
Accounts payable and accrued expenses	$ 3,169,073
Due to affiliates	195,000
Total liabilities	3,364,073
Members' capital	1,152,698
Total liabilities and members' capital	$ 4,516,771

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2014	
Revenue:	
Commissions and incentive fees	$ 15,406,711
Service income	5,225
Other income	843,203
Interest income	196
Total revenue	16,255,335
Operating expenses:	
Employee compensation and related benefits	7,996,695
Commission expenses	1,773,622
Execution expenses	1,757,099
Exchange and regulatory fees	1,403,461
Interest expense	138,510
Management fees	675,000
Professional and other fees	219,030
Research and registration	663,928
Rent and occupancy	110,680
Other operating expenses	961,020
Total operating expenses	15,699,045
Net income	$ 556,290

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL

	Members' capital
Balance, December 31, 2013	**521,408**
Members' contributions	**75,000**
Net income	**556,290**
Balance, December 31, 2014	**$ 1,152,698**

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2014	
Operating activities:	
Net income	$ 556,290
Adjustments to reconcile above to cash provided by operating activities:	
Decrease in operating assets:	
Due from broker	(254,667)
Due from employees	(106,438)
Due from other	(17,163)
Prepaid expenses	(7,202)
Receivable from broker-dealers and clearing organizations	(1,142,482)
Deposits with clearing organizations and others	(214,745)
Security deposits	(6,000)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	1,455,387
Due to affiliates	(221,068)
Cash provided by operating activities	41,912
Increase in cash	41,912
Beginning of year	5,359
End of year	$ 47,271

Non-cash financing activity:
Year ended December 31, 2014:
The company converted a note payable to a capital contribution for the total amount of $75,000

See notes to consolidated financial statements.

1. Nature of business and summary of significant accounting policies

Operations:

TJM Investments, LLC (the Company) is an Illinois limited liability company formed for the purposes of conducting business as a broker-dealer in securities. The Company is an approximately 95%-owned subsidiary of TJM Holdings, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is scheduled to terminate operations on December 31, 2046.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In 2013, the Company purchased 100% of the stock of MND Partners, Inc. (MND). MND is a trading firm that executes trades on the New York Stock Exchange.

Principles of consolidation:

The consolidated financial statements include the accounts of TJM Investments, LLC and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

1. Nature of business and summary of significant accounting policies (continued)

Receivable from broker-dealers and clearing organizations:

Receivable from broker-dealers and clearing organizations are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivable from broker-dealers and clearing organizations.

Income taxes:

TJM Investments, LLC is treated as a partnership for federal income tax purposes and, as such, is not liable for federal income taxes. Each member reports their applicable respective share of income and losses on their individual returns. TJM Investments, LLC prepares its income tax returns on the cash basis. TJM Investments, LLC is no longer subject to federal, state and local income tax examinations by taxing authorities for the fiscal year ended prior December 31, 2011.

2. Related party transactions

Certain shared expenses of the Company are paid by affiliates and reimbursed. The amount due to affiliates was $195,000 at December 31, 2014.

The Company is managed by TJM Holdings, LLC, its approximately 95%-owned parent. The management agreement calls for fees computed quarterly in advance on the first day of each quarter. Total management fees for the year ended December 31, 2014 were $675,000.

3. Off-balance-sheet credit and market risk

The Company entered into a subordinated borrowing arrangement with a member of its parent on June 1, 2012 by execution of a secured demand note. The Company had $300,000 in borrowings subordinated to the claims of general creditors at December 31, 2012 with a stated interest rate of 4% per annum, maturing on May 31, 2015.

During the year ended December 31, 2013, the Company entered into several subordinated borrowing arrangements with members by execution of secured demand notes. The secured demand notes entered into range from $400,000 to $500,000 with stated interest rates at 4% per annum. The maturity dates of these notes range from March 31, 2016 through April 30, 2016. The Company had $2,200,000 in borrowings subordinated to the claims of general creditors at December 31, 2014.

Subordinated member borrowings are available in computing net capital under the minimum net capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense accrued, but unpaid to the members for the year ended December 31, 2014 $22,423.

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions, where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing brokers with which it conducts business.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to adjusted net capital ratio would exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,758,286, which was $1,534,014 in excess of its required net capital of $224,272. At December 31, 2014, the Company's net capital ratio was 1.9133 to 1.

5. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally-insured limits. The Company was not in excess of the limits at December 31, 2014. The Company has not experienced any losses in such account. Management believes that the Company is not exposed to any significant credit risk on cash.

6. Commitments and related party leases

The Company leases its Chicago facilities from an affiliated company under a month-to-month operating lease agreement. The Company also rents office space under month-to-month operating lease agreements in New York.

Rent expense charged to operations was $110,680 for the year ended December 31, 2014. Rent expense paid to the affiliated company was $90,000 for the year ended December 31, 2014.

7. Note payable – member

On June 28, 2013, the Company entered into an unsecured promissory note with one of its members for $75,000 with a stated interest rate of 5% per annum. Principal and interest payments were due and payable on demand. The note was converted into members' capital on August, 15, 2014.

8. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2014, the consolidated financial statement date, through February 27, 2015, the date the consolidated financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these consolidated financial statements as required by generally accepted accounting principles.

TJM INVESTMENTS, LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2014		
Total members' capital		$ 1,152,698
Additions:		
Liabilities subordinated to claims of general creditors		2,200,000
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealers and clearing organizations	$ 1,049,631	
Due from employees	419,970	
Due from other	68,937	
Prepaid expenses	49,874	
Security deposits	6,000	1,594,412
Net capital		1,758,286
Minimum net capital requirement		224,272
Excess net capital		$ 1,534,014
Ratio of aggregate indebtedness to net capital		1.9133 to 1
Reconciliation with the Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17A-5		$ 1,758,286

TJM INVESTMENTS, LLC AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2014

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934.

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
TJM Investments, LLC and Subsidiary
Chicago, Illinois

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements under Rule 15c3-3 (exemption) and information relating to possession and control requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission, in which (1) TJM Investments, LLC and Subsidiary (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2015

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Members
TJM Investments, LLC and Subsidiary
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by TJM Investments, LLC and MND Partners, Inc., collectively referred to as TJM Investments, LLC and Subsidiary (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled checks, bank statements and the general ledger] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [internally prepared financial statements] noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [internally prepared financial statements] supporting the adjustments noting no differences.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2015